May 10, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Track Solutions, Inc.

Form 10-12G/A

Filed April 21, 2021

File No. 000-56262

To the men and women of the SEC:

On behalf of Fast Track Solutions, Inc., (“we”, “us”, or the “Company”), are filing this 10-12G/A to include revised disclosure regarding the material event, “Reorganization”, deemed effective on May 5, 2021. Also attached herein, is an additional exhibit titled, “Agreement and Plan of Merger”.

Date: May 10, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer